SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108 607495207
(CUSIP Number)

Daniel G. Keane 1801 Elmwood Avenue Buffalo, New York 14207 (716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 704,223 shares of Common Stock1 216,232 shares of Class B Common Stock2
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% of the outstanding shares of Common Stock
37.9% of the outstanding shares of Class B Common Stock
33.3% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
26.6% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

1 Includes 255,321 shares of Common Stock issuable upon exercise of options, 16,997 shares of Common Stock owned by the Reporting Person’s wife and 25,000 shares of Common Stock owned by the Reporting Person’s children.

2 Includes 14,995 shares of Class B Common Stock owned by the Reporting Person’s wife.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,189 shares of Common Stock3 75,650 shares of Class B Common Stock4
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% of the outstanding shares of Common Stock
13.2% of the outstanding shares of Class B Common Stock
10.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock
5.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

3 Includes 64,750 shares of Common Stock issuable upon exercise of options and 29,439 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

4 Includes 12,414 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 4 of 5 Pages

Explanatory Note:

This Amendment No.1 amends the statement on Schedule 13D filed by the Reporting Persons on October 26, 2012 (the "Original Statement"). A letter referenced as Exhibit 1 was not made publicly available with the Original Statement and has been publicly filed with this Amendment No. 1.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2012

/s/ Daniel G. Keane
DANIEL G. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE